Exhibit 99(m)(5)

MANNING & NAPIER FUND, INC.

SHAREHOLDER SERVICES PLAN

WHEREAS, Manning & Napier Fund, Inc. (the “Company”) is engaged in business as an open-end investment company registered under the Investment Company Act of 1940 (the “1940 Act”), and the Company offers for sale shares of common stock of the Company (“Shares”) that are designated and classified into one or more distinct portfolios of the Company, and Shares of such portfolios may be further divided into one or more classes;

WHEREAS, the Company desires to compensate Service Organizations (as defined below) for providing the services described herein to their clients (the “Shareholders”) who from time to time beneficially own Shares of each of the classes of the portfolios of the Company listed on Exhibit A attached hereto (each, a “Class” and, collectively, the “Classes,” and each, a “Fund” and, collectively, the “Funds”);

WHEREAS, the Board of Directors of the Company (the “Board”) wishes to adopt a plan under which the Service Organizations (as defined below) will provide to Shareholders some or all of the service activities stated in Section 2; and

WHEREAS, the Board of Directors of the Company has determined that there is a reasonable likelihood that this Shareholder Services Plan (the “Plan”) will benefit the Company and the Shareholders of each of the Classes and Funds.

NOW, THEREFORE, the Board of Directors of the Company hereby adopts the following Plan.

Section 1. The Company has adopted this Plan to enable the Company to directly or indirectly bear expenses relating to the provision of certain service activities to the Shareholders of certain Classes of the Funds.

Section 2. With respect to such Class or Classes of the Funds designated by the Board, the Company will pay organizations, including affiliates of the Company (referred to herein as “Service Organizations”), a fee up to the amount set forth in Exhibit A for service activities. Services for which this fee may be paid include, but are not limited to: (i) maintaining accounts relating to Shareholders that invest in Shares of the Classes of the Funds; (ii) arranging for bank wires; (iii) responding to Shareholder inquiries relating to the services performed by the Service Organizations; (iv) responding to inquiries from Shareholders concerning their investment in Shares of the Classes of the Funds; (v) assisting Shareholders in changing distribution options, account designations and addresses; (vi) providing information periodically to Shareholders showing their position in Shares of the Classes of the Funds; (vii) forwarding shareholder communications from the Funds such as proxies, shareholder reports, annual reports, and dividend and capital gain distribution and tax notices to Shareholders; (viii) processing purchase, exchange and redemption requests from Shareholders and placing orders with the Funds or their service providers; (ix) providing sub-accounting with respect to Shares beneficially owned by Shareholders; (x) processing dividend and capital gain distribution payments from the Funds on behalf of Shareholders; and (xi) preparing tax reports. Service Organizations may also use this fee for payments to financial institutions and intermediaries such as banks, savings and loan associations, insurance companies and investment counselors, broker-dealers, mutual fund supermarkets and the Service Organizations’ affiliates and subsidiaries as compensation for such services as are described herein.

Section 3. The amount of the fees in Exhibit A shall be calculated and accrued daily and paid monthly or at such other intervals as (i) the Board shall determine; or (ii) may be provided for in any agreement related to this Plan, and such fees are based on the average daily net asset value of the Shares of the relevant Class owned by the Shareholders holding Shares through such Service Organization.

Section 4. This Plan shall not take effect with respect to any Class of Shares of a Fund until it has been approved, together with any related agreements, by votes of the majority of both (i) the Directors of the Company; and (ii) the Qualified Directors, at a meeting of the Board of Directors.

Section 5. With respect to each Class of a Fund for which this Plan is in effect, this Plan shall continue in effect for a term of one year. Thereafter, this Plan shall continue in effect for such Class of a Fund for so long as its continuance is specifically approved at least annually in the manner provided in Section 4 for the initial approval of this Plan.

Section 6. With respect to each Class of a Fund for which this Plan is in effect, this Plan may be terminated at any time by the vote of a majority of the Qualified Directors.

Section 7. This Plan may be amended at any time by the Board of Directors, provided that any material amendment of this Plan shall be effective only upon approval in the manner provided in Section 4 for the initial approval of this Plan.

Section 8. All agreements with any person relating to the implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide that such agreement may be terminated at any time, without payment of any penalty, by the vote of a majority of the Qualified Directors on not more than 60 days written notice to any other party to the agreement.

Section 9. During the existence of this Plan, the Company’s principal underwriter or any person authorized to direct the disposition of monies paid or payable by the Company pursuant to this Plan or any related agreement shall provide to the Directors of the Company, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made with respect to each Fund, and shall furnish the Board of Directors of the Company with such other information as the Board of Directors may reasonably request in connection with payments made under the Plan.

Section 10. As used in this Plan, (i) the term “Qualified Director” shall mean those Directors of the Company who are not interested persons of the Company, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it; and (ii) the term “interested person” shall have the meaning specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the U.S. Securities and Exchange Commission.

Section 11. This Plan shall not obligate the Company or any other party to enter into an agreement with any particular person.

Section 12. If any provision of this Plan shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Plan shall not be affected thereby.

Dated: November 12, 2007

EXHIBIT A

Fee Schedule

Funds and Class	Maximum Fees for Service Activities
Pro-Blend Conservative Term Series - Class S	0.20%
Pro-Blend Moderate Term Series - Class S	0.25%
Pro-Blend Extended Term Series - Class S	0.25%
Pro-Blend Maximum Term Series - Class S	0.25%

Dated: November 12, 2007

A-1